Appendix 3H - Notification of cessation of securities

EXHIBIT 99.1

Announcement Summary

Entity name

NOVONIX LIMITED

Announcement Type

New announcement

Date of this announcement

Tuesday December 10, 2024

Details of +securities that have ceased

		Number of
ASX +security		+securities that	The +securities have	Date of
code	Security description	have ceased	ceased due to	cessation

NVXAA	OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	2,500,000	Lapse of conditional right to securities because the conditions have not been, or have become incapable of being, satisfied	09/12/2024

Refer to next page for full details of the announcement

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Appendix 3H - Notification of cessation of securities

Part 1 - Announcement Details

1.1 Name of +Entity

NOVONIX LIMITED

We (the entity named above) provide the following information about our issued capital.

1.2 Registered Number Type ACN	Registration Number 157690830

1.3 ASX issuer code

NVX

1.4 The announcement is

New announcement

1.5 Date of this announcement

10/12/2024

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Appendix 3H - Notification of cessation of securities

Part 2 - Details of +equity securities or +debt securities that have ceased

ASX +Security Code and Description

NVXAA : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES

Unquoted +equity securities that have ceased

Number of securities that have ceased

2,500,000

Reason for cessation

Lapse of conditional right to securities because the conditions have not been, or have become incapable of being, satisfied

Date of cessation 9/12/2024	Is the entity paying any consideration for the cessation? No

Any other information the entity wishes to notify to ASX about the cessation?

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Appendix 3H - Notification of cessation of securities

Part 3 - Issued capital following changes

Following the cessation of the +securities the subject of this notification, the issued capital of the entity will comprise:

The figures in parts 3.1 and 3.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

3.1 Quoted +equity securities and +debt securities (total number of each +class of +securities quoted on ASX)

Total number of
ASX +security code and description	+securities on issue

NVX : ORDINARY FULLY PAID	567,828,964

3.2 Unquoted +equity securities (total number of each +class of +equity securities issued but not quoted on ASX)

Total number of
ASX +security code and description	+securities on issue

NVXAD : PERFORMANCE RIGHTS	21,804,283

NVXAA : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	11,166,667

NVXAG : SHARE RIGHTS	632,890

NVXAL : CONVERTIBLE NOTES	45,221,586

Note: the figures stated in the tables above are used to calculate the total market capitalisation of the entity published by ASX from time to time. The table will not include those classes of +securities that have ceased or lapsed in their entirety in ASX records before the announcement date described in Q1.5, even if the entity has advised ASX of a change to that class of +security in Part 2 of this form.

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